Exhibit 99(a)(6)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares.  The Offer is being made solely by the Offer to Purchase dated November 21, 2016 and the related Transfer Agreement and is not being made to, nor will tenders be accepted from or on behalf of, Shareholders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws.  In those jurisdictions where the laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser, if at all, only by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
2,500,000 SHARES OF COMMON STOCK OF
STEADFAST APARTMENT REIT, INC. BY
EVEREST REIT INVESTORS I, LLC AND EVEREST REIT INVESTORS II, LLC FOR
$10.00 PER SHARE IN CASH

Everest REIT Investors I, LLC and Everest REIT Investors II, LLC (the “Purchaser”), is offering to purchase up to 2,500,000 shares of the common stock (“Shares”) in Steadfast Apartment REIT, Inc. (the "Company"), at a cash purchase price of $10.00 per Share, without interest, upon the terms and conditions set forth in the Offer to Purchase, dated November 21, 2016 (the “Offer to Purchase”), and in the related Transfer Agreement, as each may be supplemented or amended from time to time (which together constitute the “Offer”). The Purchaser has the funds committed to purchase the Shares without financing.  The Offer is being made by Purchaser for investment purposes and is not made for the purpose of acquiring or influencing control of the business of the Company.  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. PACIFIC TIME ON DECEMBER 29, 2016, UNLESS THE OFFER IS EXTENDED.

As used herein, the term “Expiration Date” will mean the latest time and date to which the Offer is extended by the Purchaser.  Subject to the applicable regulations of the Securities and Exchange Commission, the Purchaser expressly reserves the right at any time to extend the period of time during which the Offer is open for any reason.  Any extension will be followed by a press release or public announcement made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. The Purchaser will not offer a subsequent offering period following the Expiration Date.

If Purchaser makes a material change in the terms of the Offer, or waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934 (the “Exchange Act”). The minimum period during which the Offer must remain open following any material change in the terms of the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the class of securities sought), a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:00 a.m. through 11:59 p.m., Pacific Time.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to the Offer, and thereby purchased, validly tendered Shares if, as and when the Purchaser gives notice to the Depositary of the Purchaser’s acceptance of those Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made and transmitted directly to the Shareholders whose Shares have been accepted for payment. Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment, may also be withdrawn at any time after January 20, 2017.  To withdraw, a written notice of withdrawal must be timely received by Everest Financial, Inc. (the “Depositary”) at its address set forth below.  Any notice of withdrawal must specify the name of the person(s) who tendered the Shares to be withdrawn and must be signed by the person(s) who signed the respective Transfer Agreement in the same manner as such Transfer Agreement was signed.  Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer.  Withdrawn Shares may be re-tendered at any time prior to the Expiration Date.

If more than the number of Shares being sought in the Offer are validly tendered and not withdrawn on or prior to the Expiration Date, and the Purchaser is unable or unwilling to Purchase such additional Shares, the Purchaser will deem all Shares from Shareholders that checked the “All or None Box” to be automatically withdrawn, and if after such automatic withdrawals there are more Shares tendered than the number of Shares being sought in the Offer, and the Purchaser is unable or unwilling to Purchase such additional Shares, then upon the terms and subject to the conditions of the Offer, from such remaining tendered Shares the Purchaser will accept and pay for an aggregate of the Shares being sought in the Offer, pro rata, with appropriate adjustments to avoid purchases of fractional Shares.

In all cases payment for the Shares purchased pursuant to the Offer will be made only after timely receipt of the Transfer Agreement, properly completed and duly executed, any other documents required with such Transfer Agreement for successful transfer of ownership, and upon confirmation from the Corporation’s transfer agent that the Shares are being transferred to Purchaser. Under no circumstance will interest on the purchase price for Shares be paid, regardless of any extension of the Offer or delay in making the payment to Shareholders.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.  The Purchaser is making a request under Rule 14d-5 under the Act for a list of the Shareholders for the purpose of disseminating the Offer to the respective Shareholders. Upon compliance by the Company with the request, tender offer materials will be mailed to registered Shareholders and will be furnished to brokers, banks and similar persons whose names, or whose nominees, appear on the list of Shareholders, or if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares; and upon request the Offer and complete tender offer materials will be mailed or furnished promptly to such persons at Purchaser’s expense. The Purchaser is also making the Offer and complete tender offer materials available on the internet for review, download or printing. Please visit www.v-rooms.com/login/plus/, Login: Steadfast; Password (case sensitive): Password1.

Questions and requests for assistance may be directed to the Purchaser at its address and telephone number set forth below.  The Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. The contact information for the Purchaser and for the Depositary is: 199 S. Los Robles Ave., Suite 200, Pasadena, CA 91101; Tel.: (626) 585-5920; Fax: (626) 585-5929; Email: SteadfastOffer@EverestWorld.com.